貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com



06014727

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Washington, DC

June 21, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

Annex 1

A List of Documents Made Public

in connection with the Listing since our last submission dated on June 15, 2006

1. Announcement re Annual General Meeting held on 20 June 2006 – Poll Results, released on June 21, 2006, in English and in Chinese.

SOUTH CHINA MORNING POST 21 JUN 2006



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

Annual General Meeting held on 20 June 2006 – Poll Results

The board of directors of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that the following resolutions were passed at the Company's annual general meeting (the "AGM") held at 2:00 p.m. on Tuesday, 20 June 2006 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China. 3 authorised proxies holding an aggregate of 3,644,897,808 shares with voting rights in the Company, representing approximately 60.45% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the AGM.

As at the date of the AGM, the number of issued shares of the Company was 6,030,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the AGM. There was no restriction on any shareholder casting votes on any of the proposed resolutions at the AGM. No shareholder was required to vote only against any of the proposed resolutions at the AGM.

The AGM was chaired by Mr. Li Shaode, a Vice Chairman and a non-executive director of the Company. After consideration by the authorised proxies and through voting by way of poll, the following resolutions were passed at the AGM and the details of voting are as follows:

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
Ordinary Resolutions		For	Against	Abstain
1.	To approve the report of the board of directors of the Company for the year ended 31 December 2005.	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
2.	To approve the report of the supervisory committee of the Company for the year ended 31 December 2005.	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
3.	To approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December 2005.	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
4.	To approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2005 and to authorise the board of directors of the Company to distribute such dividend to its shareholders.	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
5.	To determine the remuneration of the directors and supervisors of the Company for the year ending 31 December 2006.	3,643,140,808 (99.9518%)	1,757,000 (0.0482%)	0 (0%)
6.	To approve the appointments of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors, respectively, and to authorise the board of directors of the Company to determine their remuneration.	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
7.	To approve the adoption of each code provision in the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company's corporate governance code.	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
8.	To approve amendments to parts of the methods for the implementation of the H share share appreciation rights scheme of the Company as set out in Resolution No. 8 of the notice of AGM dated 18 April 2006.	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
Special Resolution				
9.	To approve the granting to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company upon the terms as set out in Resolution No. 9 of the notice of AGM dated 18 April 2006.	3,614,202,077 (99.1578%)	30,695,731 (0.8422%)	0 (0%)

Please refer to the notice of AGM dated 18 April 2006 for the full version of the above resolutions.

As more than 1/2 of the votes were cast in favour of each of the resolutions 1 to 8 and more than 2/3 in favour of the resolution 9, all resolutions were duly passed as ordinary resolutions and a special resolution respectively.

The voting at the AGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the AGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

Further Information on the Payment of the 2005 Final Dividend

The proposed final dividend of RMB0.12 per share for the year ended 31 December 2005 has been approved by the shareholders of the Company at the AGM. Shareholders of the Company whose names appear in the register of members of the Company on 20 June 2006 are entitled to the said final dividend.

Dividends of H Shares shall be paid in Hong Kong dollars according to the median exchange rate of Renminbi against Hong Kong dollars as announced on April 18 2006, the date on which a board meeting of the Company was held, by the China Foreign Exchange Trading Center with the authorization of the People's Bank of China. For the purpose of the final dividend for the year ended 31 December 2005, the date of declaration is 20 June 2006. The applicable exchange rate for the purpose of the payment of the final dividend is therefore HK$100 to RMB103.302. Accordingly, the final dividend per H Share is HK$0.116. The final dividend of HK$0.116 per share is expected to be paid to holders of H Shares of the Company on or about 30 June 2006.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Shaode
Vice Chairman

Shanghai, the People's Republic of China
20 June 2006

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

二零零六年六月二十日舉行之股東周年大會—投票結果

中海集裝箱運輸股份有限公司(「本公司」)董事會欣然公佈，下列決議案已於本公司在二零零六年六月二十日(星期二)下午二時正假座中華人民共和國上海市浦東新區福山路450號三樓第一號會議室舉行之股東周年大會(「股東周年大會」)通過。共有3名授權代表出席股東周年大會，彼等合共持有3,644,897,808股附有本公司投票權之股份，相當於附有本公司投票權之股份總數(6,030,000,000股股份)約60.45%。

於股東周年大會舉行日期，本公司已發行股份數目為6,030,000,000股，即持有人有權出席股東周年大會並於會上就各項提呈決議案投贊成或反對票之股份總數。股東就股東周年大會提呈之任何決議案作出投票時不受任何限制。並無股東僅可就股東周年大會提呈之任何決議案投反對票。

股東周年大會由本公司副董事長兼非執行董事李紹德先生主持。經授權代表考慮及以按股數投票方式表決後，以下決議案於股東周年大會獲得通過，投票詳情如下：

決議案概要(節略版本)		票數(概約%)		
普通決議案		贊成	反對	棄權
1.	批准本公司截至二零零五年十二月三十一日止年度之董事會報告。	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
2.	批准本公司截至二零零五年十二月三十一日止年度之監事會報告。	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
3.	批准本公司及本集團於及截至二零零五年十二月三十一日止年度之經審核財務報表及核數師報告。	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
4.	批准本公司截至二零零五年十二月三十一日止年度之建議利潤分配方案及末期股息派發方案，並授權本公司董事會向本公司股東派發末期股息。	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
5.	釐定本公司董事及監事截至二零零六年十二月三十一日止年度之酬金。	3,643,140,808 (99.9518%)	1,757,000 (0.0482%)	0 (0%)
6.	批准聘任羅兵咸永道會計師事務所(香港執業會計師)及上海眾華滬銀會計師事務所分別為本公司之國際及國內核數師，並授權本公司董事會釐定彼等各自之酬金。	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
7.	批准採納香港聯合交易所有限公司證券上市規則附錄十四《企業管治常規守則》所載之各項守則條文作為本公司之企業管治守則。	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
8.	批准對本公司的H股股票增值權計劃實施辦法之部分修訂，其載於日期為二零零六年四月十八日股東周年大會通告第8項決議案。	3,643,147,808 (99.9520%)	1,750,000 (0.0480%)	0 (0%)
特別決議案				
9.	批准授予本公司董事會無條件一般性授權，以按照日期為二零零六年四月十八日之股東周年大會通告第9項決議案所載條款，發行、配發及處理本公司股本中之額外股份。	3,614,202,077 (99.1578%)	30,695,731 (0.8422%)	0 (0%)

有關上述決議案之全文，請參閱日期為二零零六年四月十八日之股東周年大會通告。

由於超過1/2票數投票贊成第1至第8項決議案及超過2/3票數投票贊成第9項決議案，故所有決議案分別以普通決議案及特別決議案獲正式通過。

股東周年大會之投票程序由本公司核數師羅兵咸永道會計師事務所監察*(附註)*。

附註：羅兵咸永道會計師事務所之工作範圍

按股數投票方式表決之股東周年大會之投票結果已由執業會計師羅兵咸永道會計師事務所核查，羅兵咸永道會計師事務所之工作只限於應本公司要求，對本公司編製按股數投票方式表決之投票結果概要與由本公司收集並向羅兵咸永道會計師事務所提供按股數投票方式表決之投票表格進行核對。羅兵咸永道會計師事務所就此執行之工作並不構成按香港會計師公會頒佈之《香港核數準則》、《香港審閱工作準則》或《香港鑒證工作準則》進行之審計或審閱工作，羅兵咸永道會計師事務所也不會就與法律解釋或投票權有關之事宜作出確認或提出意見。

有關支付二零零五年末期股息之進一步資料

截至二零零五年十二月三十一日止年度擬派末期股息每股人民幣0.12元，已於股東周年大會獲本公司股東批准。於二零零六年六月二十日名列本公司股東名冊之本公司股東均有權收取上述末期股息。

H股股息將按於本公司董事會會議舉行當日二零零六年四月十八日，中國人民銀行授權中國外匯交易中心公布之人民幣兌換港幣的匯率中間價，以港元支付。就截至二零零五年十二月三十一日止年度末期股息而言，宜派日期為二零零六年六月二十日。就派付末期股息而言，適用兌換率為100港元＝人民幣103.302元。因此，每股H股之末期股息為0.116港元。預期末期股息每股0.116港元將於二零零六年六月三十日或前後支付予本公司H股股東。

承董事會命
中海集裝箱運輸股份有限公司
副董事長
李紹德

中華人民共和國上海
二零零六年六月二十日

於本公告日期，本公司董事會包括執行董事李克麟先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*